Sub-Item 77C

THE DREYFUS/LAUREL FUNDS TRUST
Dreyfus Premier Managed Income Fund

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Joint Meeting of Shareholders (the “Meeting”) of Dreyfus Premier Managed Income Fund (the “Fund”), a series of The Dreyfus/Laurel Funds Trust was held on April 2, 2008. Out of a total of 9,960,286.084 of the Fund’s shares (“Shares”) of common stock outstanding and entitled to vote at the Meeting, a total of 5,898,480.157 of the Fund’s Shares were represented at the Meeting, in person or by proxy. The following matter was duly approved by vote of the holders of the Fund’s outstanding Shares as follows:

The Agreement and Plan of Reorganization, dated October 25,
2007, attached as Exhibit A to Dreyfus Premier Managed Income
Fund’s Prospectus/Proxy Statement dated December 17, 2007,
between The Dreyfus/Laurel Funds Trust, on behalf of Dreyfus
Premier Managed Income Fund, and Dreyfus Investment Grade
Funds, Inc., on behalf of Dreyfus Intermediate Term Income Fund, and the transactions provided for therein, including the transfer of all of the assets, subject to liabilities, attributable to Class A, Class
B, Class C and Class I shares of Dreyfus Premier Managed Income
Fund to Dreyfus Intermediate Term Income Fund, in exchange for
Class A, Class B, Class C and Class I shares of Dreyfus
Intermediate Term Income Fund having an aggregate net asset
value equal to the value of Dreyfus Premier Managed Income
Fund’s net assets and the assumption of Dreyfus Premier Managed
Income Fund’s stated liabilities by Dreyfus Intermediate Term
Income Fund, the distribution of such shares to the Class A, Class
B, Class C and Class I shareholders of Dreyfus Premier Managed
Income Fund in liquidation of Dreyfus Premier Managed Income
Fund, and the subsequent termination of Dreyfus Premier Managed
Income Fund as a series of The Dreyfus/Laurel Funds Trust,
hereby are approved.

Affirmative Votes	Negative Votes	Abstained
5,260,345.983	185,068.553	453,065.621